Filed by Netro Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:  Netro Corporation

Commission File No. 000-26963

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SR Telecom Inc.

Global Leader

Fixed Wireless Access Solutions

Experienced, Forward Thinking, Global, Innovative and

Reliable

Safe Harbour Statement

Except for historical information provided herein, this presentation may contain information and statements of a forward- looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management’s best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company’s products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results. For more information regarding these risks and uncertainties, review SR Telecom’s filings with the Canadian Securities Regulatory Authorities.

Availability of Proxy Statement/ Prospectus

SR Telecom and Netro plan to file a registration statement on Form F- 4, including a proxy statement/ prospectus, and other relevant documents with the United States Securities and Exchange Commission concerning the acquisition, and Netro expects to mail the proxy statement/ prospectus to its stockholders in connection with the acquisition. Investors and security holders are urged to read the proxy statement/ prospectus carefully when it becomes available, because it will contain important information about SR Telecom, Netro and the acquisition. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www. sec. gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by SR Telecom by contacting SR Telecom Investor Relations, 8150 Trans- Canada Highway, Montreal, Quebec, H4S 1M5, (514) 335- 1210. Investors and security holders may obtain free copies of the documents filed with the United States Securities and Exchange Commission by Netro Corporation by contacting Netro Corporation Investor Relations, 3860 North First Street, San Jose, California 95134, (408) 216- 1500.

SR Telecom and Netro, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Netro’s stockholders in connection with the merger. A description of the interests of Gideon Ben- Efraim, Netro Corporation’s Chairman of the Board and Chief Executive Officer, and certain of Netro’s other executive officers, employees and directors who may be deemed to be participants in the solicitation of proxies, and any additional benefit they may receive in connection with the merger, will be described in the proxy statement/ prospectus.  Investors are urged to read the proxy statement/ prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the acquisition.

Strategic Direction

SR Telecom’s Strategic Direction

•                                          SR Telecom’s strategy is to build on its market leadership through organic growth and selected acquisitions in the telecommunications segment

•                                          SR Telecom has an installed base of FWA equipment in excess of two million lines in over 110 countries

•              SR Telecom sales and distribution presence in key markets:

— France	— Thailand	— Australia
— Brazil	— Bolivia	— China
— Chile	— Mexico	— Peru
— Saudi Arabia	— United States	— Ethiopia
— Canada	— Indonesia	— Philippines

•                                          Strategy is to leverage the distribution network by widening the product offering and increasing addressable market opportunities

•              Continued strengthening of our product portfolio through the acquisition of complementary wireless access solutions

combined with own R& D development programs

•              SR Telecom has achieved market leadership by adopting a

focused acquisition approach:

                •              swing from Lucent (October 2001)

                •              stride 2400 from Nera (February 2002)

                •              M/ ERGY from ComDev Broadband (January 2003)

                •              Netro (pending, anticipated closing of July 14)

•              Netro fits SR Telecom’s acquisition profile

Acquisitions

Complementing our Market Reach

Lucent WAS

•           Enlarges customer base with access to markets where SR Telecom was previously absent

•           Supports strategy for selling and deploying products in Europe

•           Access to European trade and export financing

•           Strengthens technology portfolio

•           Increases R&D capabilities

•           Contributes to Earnings and Cash Flow from day one

•           Price: Cdn$2.9 million

Nera

•           Strengthens

•           SR Telecom’s wireless access solutions portfolio

•           Positions the Company for first-time growth in the U.S. rural market

•           Operates in the 2.4 GHz unlicensed frequency band

•           Complementary patented CDMA technology

•           DSL speed

•           Price: US $500,000 plus royalties

Mergy Inc.

•           CDMA2000 1xEV-DO product line

•           Standards-based, high-performance broadband capabilities

•           Delivers peak data rate of 2.4 Mbps using just 1.25 MHz of spectrum

•           Price: US $635,000 plus royalties

Turnkey Solutions

•           More than a product company

                •           Full capabilities to provide complete turnkey projects for both urban and rural projects

                •           20+ years experience

                •           Customers in more than 110 countries

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The Market Opportunity

According to Industry research firm Ovum:

•           DSL is already the number one broadband technology globally

•           However, DSL will not be able to reach some customers in ‘rural’ and urban areas alike

•           In these areas BFWA can help in three ways:

                •           under 10GHz, can reach required distance for rural service

                •           no reliance on the copper network and therefore not reliant on LLU which may not be available in such areas

                •           can also be used for ‘self- backhaul’

•                                        Significant potential market exists in certain markets - North American and Asian metropolitan centers for urban applications — international for rural applications

Filling the Gap between DSL and Fiber

Growth Drivers

Broadband FWA by region

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Consumer and business broadband FWA lines

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Our Product Portfolio

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Competitive Analysis

Market Focus
	Rural Market		Urban Market
Companies*	PMP Repeatered	WLL	BFWA
SR Telecom Inc.	☒	☒	☒
Intracom SA. Greece	☒	☒	☒
Japan Radio, Japan	☒		☒
Airspan Networks Inc. USA		☒	☒
Alvarion Ltd, Israel		☒	☒
Cape Range Wireless, Australia		☒
Harris Corporation, USA			☒
SIAE Microelecttronica, Italy		☒	☒
Marconi Corporation plc, UK			☒
Alcatel, France (now focused on fixed cellular)			☒
NEC Corporation, Japan (lost against SR in Saudi Arabia)			☒
Huawei Technologies, China		☒

• Excludes companies offering other technologies for rural areas, including fixed cellular, satellite telephone, VSAT

SR Telecom to Acquire Netro Corp.

•           SR Telecom signs definitive agreement to acquire Netro

•                                         Addition of AirStar and new generation Angel product lines to solidify SR Telecom’s position as the world leader in fixed wireless access products

•                                         Recent allocations of 3.5 GHz licenses for voice and DSL- like data services creates large potential market for Angel and Airstar

•           Significantly strengthens SR Telecom’s balance sheet

•           SR Telecom to seek NASDAQ listing and become SEC registrant

Transaction Details

•                                          Consideration is comprised of a dividend (return of capital) of US$ 100 million immediately prior to closing by Netro

•           SR Telecom will issue American Depository Receipts (ADRs) representing 41.5 million common shares

•                                          Netro has 38.5 million shares outstanding and an estimated 1.4 million options that may vest depending on SR Telecom stock price at closing

•                                          Consideration per share at closing dependent on the number of Netro options exercised, SR Telecom share price and Cdn/ US$ exchange rate

•           Netro shareholders will own approximately 43% of SR Telecom

•           Consolidated cash at closing will be approximately Cdn$ 75 million

•                                          Transaction will provide net cash proceeds of over Cdn$ 20 million to SR Telecom after transaction and restructuring expenses as well as assumed liabilities

•                                          SR Telecom anticipates that the acquisition will generate a positive contribution to earnings and cash flow for fiscal 2004

•                                          Overall transaction is expected to be neutral to earnings per share in 2004 and accretive to earnings per share in 2005

Netro — Complementing our Portfolio

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Business Case — Extending our Broadband

Wireless Solutions

•                                         Netro’s products will comprise an integral part of SR Telecom’s wireless offering. Netro supplies SR Telecom with a broadband wireless access system that complements our:

•           Product portfolio

•           Industry leadership and established credibility with customers worldwide

•           Channel to market and customer support capabilities

•           Angel 1.9- 3.5GHz/ Airstar 3.5- 28GHz

•           SR Telecom requires product from Netro in order to fulfill customer demand and future growth

•           By acquiring Netro, SR Telecom secures its supply to these core products

•                                         Identified opportunities to pursue new significant contracts we would not otherwise be in a position to pursue

Business Case — Technology Leadership

•                                         Netro is viewed as one of the industry leaders in the development of wireless broadband solutions. Netro’s products have received significant R& D investment:

                                               •           Netro (and AT& T Wireless) has been an early mover in developing broadband FWA products (since 1996)

            •           Hundreds of millions has been invested in the products

                                               •           Demand for high- speed data communications and toll quality voice services exists in licensed frequencies in the low (1. 9- 3.5 GHz) and the high (10- 39 GHz) frequencies

•           Netro’s Angel solution has been recognized for its innovation, versatility and quantifiable customer benefits:

                •           FDM, NLOS solution; and

            •           Reliability of service.

                •           Netro’s Angel and AirStar ensures optimized coverage, capacity and cost for toll- quality voice and scalable high- speed data applications

•           Netro has a highly- skilled engineering team

•           The company has also acquired a strong patent portfolio

Business Case — Ease of Integration

•                                        SR Telecom has proven its ability to successfully integrate technology teams: • Acquisition of the Lucent WAS team in Fall 2001

                                •           Telstra relationship solidified

            •           Integration of the Nera Telecommunications R& D team in Spring 2002;

                                •           stride2400 development and launch to market

•           Acquisition of assets of Mergy Inc.

                                •           CDMA2000 1xEV- DO market opportunity

            •           Acquisition of Netro

                                •           Significantly increases SR Telecom’s addressable market into BFWA market

Business Case - Leveraging Relationships

•                                          Rich product portfolio is complemented by unparalleled customer relationships in more than 110 countries

                •           Netro’s products complement our own product line in terms of frequency and applications

                •           This transaction enables SR Telecom to leverage its global client base and distribution network and further extend our leadership position as the world’s premiere provider of fixed wireless access solutions

                •           Extensive installed base of incumbent carrier customers can migrate to Angel solution without sacrificing their existing infrastructure

                •           Opportunity to pursue significant new contracts we would not otherwise be in a position to pursue

                •           Netro’s customers and partners will benefit from the merged company’s increased service, support and turnkey experience as well as global reach

A new, world- class partner of choice for end- to- end fixed wireless access solutions

Financial Rationale

•           The Netro acquisition offers excellent earnings potential:

•           Enhanced revenue opportunities

•                                          As the leading equipment supplier in the FWA space, SR Telecom will be able to significantly grow its market share

•                                          Improved earnings stemming from immediate market opportunities of unrivalled technology and industry leadership

•                                          Expected earnings per share accretion by 2005 once Netro is fully integrated into SR Telecom’s wireless business

Business Overview

Business Overview

•           Transformation continues

                •           Revitalized corporate culture

                •           Global reach and customer focused

                •           Accelerating momentum

•           Business model essentially in place

                •           Lowered cost base

                •           Resizing essentially complete

                •           Core business profitable

•           Leveraging customer relationships

                •           Expanded markets/ customer base

                •           Won new contracts

                •           Revenues up 28% Y/ Y

•           Technology portfolio expansion continues

                •           Reduced R& D spending

                •           Boosted technological capabilities through opportunistic acquisitions

                •           R& D process into business- driven process

Financial Performance

Growing the business

•           Core wireless business continues to improve

•           Annual revenues in core wireless segment up 28% over 2001

•           Cash position doubled to $42 M at year end

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Financial Performance — Wireless Products

Managing the business

•                                         Continued margin improvement to 51% in wireless products from 47% in 2001 as a result of cost reductions and efficiency improvement initiatives

•           Agent commissions decreased to 8% of sales from 13%

•           Operating expense increase due to full year impact of Lucent acquisition

•           R& D increase due primarily to U. S. market product development

•                                         Operating earnings in core business (prior to restructuring costs) at $9. 4 million from $4. 9 million loss in the prior year

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•                                         Fourth quarter restructuring charge of $4. 9 M primarily composed of severance taken in anticipation of lower first half 2003 revenues

Reduction in Capital Employed

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